UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-41884

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 31, 2024, SRIVARU Holding Limited (“Srivaru” or the “Company”) issued a press release announcing its receipt of an additional staff determination letter from Nasdaq dated July 30, 2024, notifying the Company that because the Company had not regained compliance with the Nasdaq requirement to maintain (i) a minimum Market Value of Publicly Held Shares of $15,000,000, and (ii) a minimum Market Value of Listed Securities of $50,000,000, these matters would serve as bases for suspension of the Company’s securities from being listed on the Nasdaq Global Market, unless the Company requested a hearing to appeal the Staff’s determination.

The Company submitted a request to Nasdaq on July 31, 2024, for a hearing to appeal the Staff’s determinations regarding its inability to maintain (i) a minimum Bid Price of $1.00, (ii) a minimum Market Value of Publicly Held Shares of $15,000,000, and (iii) a minimum Market Value of Listed Securities of $50,000,000, which will stay the delisting and the Company’s securities will continue to trade on Nasdaq pending the decision. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit Number	Description
99.1	Press Release dated July 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: July 31, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director